September 16, 2022

VIA CORRESPONDENCE

Jeffery Gordon

Kevin Stertzel

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd
Form 20-F for the Year Ended December 31, 2021
Filed on April 29, 2022
Form 20-F/A for the Year Ended December 31, 2021
Filed on August 23, 2022
File No. 001-33911

Dear Mr. Gordon and Mr. Stertzel:

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comments contained in the letter dated September 7, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F filed on April 29, 2022 and Form 20-F/A filed on August 23, 2022 (the “Form 20-F/A”).

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F/A for the Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

Non-GAAP Financial Measures, page 89

1.	We have reviewed your response to prior comment 12. We continue to believe that the adjustments related to allowances for credit losses and cancellation of project assets appear to be normal operating expenses related to your business and should not be eliminated from non-GAAP performance measures. Please either remove the adjustments from your non-GAAP performance measures or provide us with a comprehensive response that clearly explains the specific nature of these expenses and why eliminating these expenses from non-GAAP performance measures is appropriate pursuant to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In this regard, we note the following:

•	You indicate that the allowances for credit losses adjustment relates to "allowances related to related party receivables that arises from Company spin-off events, the one- off credit losses from the advance payment on land development, which after conduct[ing] further studies and does not have any future development opportunities." Please clarify what you mean by "allowances related to related party receivables that arises from Company spin-off events." Regarding your statement that the expenses include "one off credit losses from the advance payment on land development...", please clarify if the expenses relate to the write-off of land advances, and if true, tell us why you believe it is appropriate to identify these expenses as allowances for credit losses; and

•	We note that the cancellation of project assets "is mainly due to some environmental issues encountered during the projects development process, which resulted in the Company unable to finish such projects." It appears to us that encountering issues while completing certain projects is a normal cost of business. Additionally, we note that you have included this adjustment in each period presented. As such, it is unclear as to why or how you view these expenses as non-recurring in nature.

Response: In response to the Staff’s comments, the Company proposes to remove the adjustment for one-off credit losses on advance payments for land development from the non-GAAP performance measures. The Company further advises the Staff that it proposes to retain the non-GAAP adjustment for the allowance for related party receivables originating from historical spin-off events. In 2017, the Company was spun-off from ReneSola Singapore and recorded a related party receivable from ReneSola Singapore. In 2021, the Company provided a full allowance against this receivable and there will be no such similar non-GAAP adjustment going forward. The Company views this historical activity as non-recurring and unrelated to the Company’s current business and, as such, believes it is appropriate to include this allowance for related party receivables as part of the non-GAAP adjustment.

In addition, the Company advises the Staff that it proposes to remove the adjustment on the cancellation of project assets from the non-GAAP performance measures.

The Company proposes to revise the referenced disclosure in future filings on Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 49 of the Form 20-F/A.

“Our net revenue decreased from $119.1 million in 2019 to $73.5 million in 2020, and increased to $79.7 million in 2021. We recorded operating income of $12.7 million and net income of $6.6 million in 2021, compared to operating income of $6.8 million and net income of $2.2 million in 2020, and operating loss of $1.0 million and net loss of $11.7 million in 2019. Net income attributed to ReneSola Ltd was $6.9 million in the full year 2021, compared to net income attributed to ReneSola Ltd of $2.8 million in 2020 and net loss attributed to ReneSola Ltd of $8.8 million in 2019. Net income attributed to ReneSola Ltd per ADS was $0.10 in 2021, compared to net income attributed to ReneSola Ltd per ADS of $0.06 in 2020 and net loss attributed to ReneSola Ltd per ADS of $0.22 in 2019. Adjusted EBITDA grew ~~58%~~ 82% in 2021 to ~~$25.9~~ $24.3 million, compared to ~~$16.4~~ $13.3 million in 2020. Non-GAAP net income attributed to ReneSola Ltd was ~~$14.7~~ $13.2 million in the full year 2021, compared to ~~$3.7~~ $0.8 million in 2020. Non-GAAP net income attributed to ReneSola Ltd per ADS was ~~$0.21~~ $0.19 in 2021, compared to ~~$0.08~~ $0.02 in 2020. Additionally, in the fourth quarter of 2021, we sold 37 MW of solar projects in Poland, 12 MW in Spain, 4 MW in Hungary, and 4 MW in the U.S. for a combined price of more than $16 million, resulting in meaningful operating income. Project Development segment revenue increased 23% year-over-year to $61.0 million and represented 76.6% of revenue in 2021, up from 67.1% in 2020. Gross margin improved to 39.4% from 22.7% in 2020.”

Pages 85 to 86 of the Form 20-F/A.

“Our net revenue decreased from $119.1 million in 2019 to $73.5 million in 2020 and increased to $79.7 million in 2021. We recorded operating income of $12.7 million and net income of $6.6 million in 2021, compared to operating income of $6.8 million and net income of $2.2 million in 2020 and operating loss of $1.0 million and net loss of $11.7 million in 2019. Net income attributed to ReneSola Power was $6.9 million in 2021, compared to net income of $2.8 million in 2020. Net income per ADS was $0.10 in 2021, compared to net income per ADS of $0.06 in 2020. Non-GAAP net income attributed to ReneSola Power was ~~$14.7~~ $13.2 million in 2021, compared to ~~$3.7~~ $0.8 million in 2020. Non-GAAP net income per ADS was ~~$0.21~~ $0.19 in 2021, compared to ~~$0.08~~ $0.02 in 2020. Additionally, in the fourth quarter of 2021, we sold 37 MW of solar projects in Poland, 12 MW in Spain, 4 MW in Hungary, and 4 MW in the U.S. for a combined price of more than $16 million and recognized the net proceeds as meaningful operating come. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview of Financial Results—Net Revenue.”

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Below are detailed information of 2021 Financial Highlights

	2021		2020		Y/Y
	($ millions)		($ millions)		Change
Revenue		$79.7		$73.5	+8%
U.S. GAAP gross profit		$31.4		$16.7	+88%
U.S. GAAP operating income		$12.7		$6.8	+87%
Non-GAAP operating income	$	~~20.0~~ 18.4	$	~~10.0~~ 7.0	+~~99~~ 165%
Adjusted EBITDA	$	~~25.9~~ 24.3	$	~~16.4~~ 13.3	+~~58~~ 82%
U.S. GAAP net income attributed to ReneSola Power		$6.9		$2.8	+147%
Non-GAAP net income attributed to ReneSola Power	$	~~14.7~~ 13.2	$	~~3.7~~ 0.8	+~~292~~ 1,550%

•	Revenue increased 8% from $73.5 million in 2020 to $79.7 million in 2021;

o	$61.0 million from the Project Development business
o	$18.0 million from the IPP business, primarily from the sale of electricity in China,
o	$0.7 million from operations and maintenance;
•	Gross margin was 39.4%, compared to 22.7% in 2020;
•	Net income attributed to ReneSola Power was $6.9 million, compared to net income of $2.8 million in 2020;
•	Non-GAAP net income attributed to ReneSola Power was nearly quadrupled to ~~$14.7~~ $13.2 million from ~~$3.7~~ $0.8 million in 2020;
•	Sold 12.3 MW of DG projects in Hungary and 75.0 MW of DG projects in Poland;
•	Sold 28.8 MW community solar projects in U.S. and 12.0 MW of DG projects in Spain; and
•	Our late-stage solar power project pipeline stood at approximately 2.2 GW, as of December 31, 2021.”

Pages 93 to 94 of the Form 20-F/A.

“Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, and non-GAAP net income/(loss) attributed to the Company, each a non-GAAP financial measures as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus allowances for credit losses from ReneSola Singapore Group, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

Non-GAAP net income/(loss) attributable to the Company represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus allowances for credit losses from ReneSola Singapore Group, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

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The tables below present reconciliations of EBITDA, adjusted EBITDA, non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to the Company, for the periods indicated.

	Years ended December 31,
	2020		2021
	(In thousands)
Net Income		$2,156		$6,614
Add: Income tax expenses		163		774
Add: Interest expenses, net off interest income		5,230		3,500
Add: Depreciation & Amortization		7,341		6,795
EBITDA		14,890		17,683
Add: Discount of electricity subsidy in China		971		982
Add: Share based compensation		369		2,627
Add: Allowances for credit losses from ReneSola Singapore Group		~~7,021~~ 5,409		~~2,314~~ 2,052
Add: Impairment of long-lived assets		1,432		360
Add: Loss/ (gain) on OCI settlement(1)		7,500		(428)
~~Add: Cancellation of project assets~~		 ~~1,461~~		~~1,300~~
Add: Loss on disposal of property, plant and equipment		768		238
Add: Foreign exchange loss/(gain)		(769)		1,764
Less: Gains on disposal of property, plant and equipment		(16,278)		(66)
Less: Interest income of discounted electricity subsidy in China		(954)		(919)
Adjusted EBITDA	$	~~16,411~~ 13,338	$	~~25,855~~ 24,293

Notes

(1)	Represents settlement fees paid to OCI due to historical legal cases against the Company

	Years ended December 31,
	2020		2021
	(In thousands)
Reconciliation of operating income
GAAP operating income		$6,780		$12,652
Add: Discount of electricity subsidy in China		971		982
Add: Share based compensation		369		2,627
Add: Allowances for credit losses from ReneSola Singapore Group		~~7,021~~ 5,409		~~2,314~~ 2,052
Add: Impairment of long-lived assets		1,432		360
Add: Loss/(gain) on OCI settlement		7,500		(428)
~~Add: Cancellation of project assets~~		 ~~1,461~~		 ~~1,300~~
Add: Loss on disposal of property, plant and equipment		768		238
Less: Gains on disposal of property, plant and equipment		(16,278)		(66)
Non-GAAP operating income	$	~~10,024~~ 6,951	$	 ~~19,979~~ 18,417

	Years ended December 31,
	2020		2021
	(In thousands)
Reconciliation of net income attributed to ReneSola Ltd
GAAP net income attributable to ReneSola Ltd		$2,779		$6,862
Add: Subsidy discount		581		588
Add: Share based compensation		369		2,627
Add: Allowances for credit losses from ReneSola Singapore Group		~~6,895~~ 5,409		~~2,214~~ 2,052
Add: Impairment of long-lived assets		1,223		216
Add: Loss/ (gain) on OCI settlement		7,500		(428)
~~Add: Cancellation of project assets~~		 ~~1,461~~		 ~~1,300~~
Add: Loss on disposal of property, plant and equipment		460		142
Add: Foreign exchange loss/(gain)		(769)		1,764
Less: Gain on disposal of property, plant and equipment		(16,179)		(40)
Less: Interest income on subsidy discount		(571)		(550)
Non-GAAP net income attributed to ReneSola Ltd	$	~~3,749~~ 802	$	~~14,695~~ 13,233
Non-GAAP net income per ADS attributable to ReneSola Ltd—Basic	$	~~0.08~~ 0.02	$	~~0.21~~ 0.19

***

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If you have any questions regarding the Form 20-F, please contact the undersigned at ke.chen@renesolapower.com, or our U.S. counsel at Kirkland & Ellis, David Zhang at david.zhang@kirkland.com, + 852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer

Enclosure

c.c.
Yumin Liu, Chief Executive Officer, ReneSola Ltd
David Zhang, Esq., Partner, Kirkland & Ellis LLP
Steve Lin, Esq., Partner, Kirkland & Ellis LLP

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